# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GeneDx Holdings Corp., CIK 0001818331
CUSIP: 81663L101
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 333 Ludlow Street, North Tower, 6th Floor, Stamford, Connecticut (CT), 06902
Date of event which requires filing of this statement: 02/21/2025
Amends the filing with accession number 0001213900-21-052595
Filed by CIK 0001883139
Persons authorized to receive notices and communications: Mount Sinai Health System,Inc., 150 East 42nd Street, Suite 2-B.17, New York, New York (NY), 10017, 212.659.8105

## Reporting persons
- ICAHN SCHOOL OF MEDICINE AT MOUNT SINAI (CIK 0001883139): type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 1,373,569; shared voting power 0; sole dispositive power 1,373,569; shared dispositive power 0; aggregate amount beneficially owned 1,373,569 (4.89% of the class)
  Comment: (1) Footnote to row 7: All share amounts presented in this Amendment No. 7 reflect the 33:1 reverse stock split of the Issuer's Class A Common Stock (as defined below) effective May 4, 2023.
  
  (2) Footnote to row 13: Based on 28,068,274 shares of Class A Common Stock outstanding as of February 14, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the SEC on February 20, 2025.
- MOUNT SINAI HEALTH SYSTEM, INC. (CIK 0001883135): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: GeneDx Holdings Corp.
Address of issuer's principal executive offices: 333 Ludlow Street, North Tower, 6th Floor, Stamford, Connecticut (CT), 06902
Comment:
This Amendment No. 7 ("Amendment No. 7") to Schedule 13D relates to the Class A common stock, par value $0.0001 per share (the "Class A Common Stock"), of GeneDX Holdings Corp. (f/k/a Sema4 Holdings Corp.) (the "Issuer"), and amends and supplements the Schedule 13D filed on October 13, 2021 (the "Initial Filing"), as amended by Amendment No. 1, filed on January 21, 2022 ("Amendment No. 1"), Amendment No. 2, filed on May 6, 2022, Amendment No. 3, filed on February 6, 2023, Amendment No. 4, filed on November 4, 2024, Amendment No. 5, filed on November 15, 2024, and Amendment No. 6, filed on February 18, 2025 (the Initial Filing, as amended, the "Schedule 13D") by Icahn School of Medicine at Mount Sinai ("ISMMS") and Mount Sinai Health System, Inc. ("MSHS"). As of February 14, 2025, the issued and outstanding Class A Common Stock of the Issuer totaled 28,068,274 shares.

As set forth below, as a result of the transactions described herein, on February 21, 2025, ISMMS and MSHS, collectively, ceased to be the beneficial owners of more than five percent of the Class A Common Stock. The filing of this Amendment No. 7 represents the final amendment to the Schedule 13D and constitutes an exit filing for ISMMS and MSHS.

The principal executive office of the Issuer is located at 333 Ludlow Street, North Tower, 6th Floor, Stamford, Connecticut 06902.

## Item 2. Identity and Background
Name of person filing: Item 2 of this Amendment No. 7 incorporates herein by reference the information set forth in Item 2 of the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 7 is hereby incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

On February 19, 2025, ISMMS sold 100,000 shares of Class A Common Stock at a price of $108.5723 per share. On February 20, 2025, ISMMS sold 206,447 shares of Class A Common Stock at a price of $101.0145 per share. Each sale was made in reliance on Rule 144 promulgated under the Securities Act of 1933. ISMMS previously filed a Form 144 on January 30, 2025, disclosing ISMMS's intention to sell up to 1,346,123 shares of Class A Common Stock within the next 90 days, which amount includes the aggregate 306,447 shares sold as described above.

The information in Item 3 of the Schedule 13D is incorporated by reference into this Item 4. The Reporting Persons expect to evaluate on an ongoing basis the Issuer's financial condition and prospects and their respective interests in, and intentions with respect to, the Issuer and their respective investments in the securities of the Issuer, which review may be based on various factors, including the Issuer's business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may, at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase its holdings in the Issuer or dispose of all or a portion of the securities of the Issuer that such Reporting Person now owns or may hereafter acquire, including sales pursuant to the exercise of the registration rights provided for in the Subscription Agreements or in the Registration Rights Agreement described in the Schedule 13D.

Except as described in the Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 7 are incorporated herein by reference. Calculation of the percentage of shares of Class A Common Stock beneficially owned assumes that there were 28,068,274 shares of Class A Common Stock issued and outstanding. As of February 24, 2025, after the disposition as described above, ISMMS directly owns 1,373,569 shares of Class A Common Stock.

The information set forth in Item 4 of this Amendment No. 7 is hereby incorporated by reference into this Item 5.

MSHS disclaims beneficial ownership over all shares beneficially owned by ISMMS, other than for the purpose of determining obligations under the Securities Exchange Act of 1934, as amended, and the filing of this Amendment No. 7 shall not be deemed an admission that MSHS is the beneficial owner of such securities for any other purpose.
Transactions in the class effected during the past sixty days: Except as described in Item 4 of this Amendment No. 7, which is incorporated herein by reference, since the most recent filing of Schedule 13D, none of the Reporting Persons conducted transactions in the Class A Common Stock.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As a result of the transactions described herein, on February 21, 2025, ISMMS and MSHS, collectively, ceased to be the beneficial owners of more than five percent of the Class A Common Stock. The filing of this Amendment No. 7 represents the final amendment to the Schedule 13D and constitutes an exit filing for ISMMS and MSHS.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and restated as follows:

The information set forth in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6. The Subscription Agreements described in Amendment No. 1 provide for certain customary registration rights for the PIPE investors. The Registration Rights Agreement described in the Initial Filing provides for certain customary registration rights for certain shareholders of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Item 7 of this Amendment No. 7 incorporates herein by reference the information set forth in Item 7 of the Schedule 13D.

## Signatures
- ICAHN SCHOOL OF MEDICINE AT MOUNT SINAI: /s/ Vincent Tammaro, Vincent Tammaro/Chief Financial Officer (02/21/2025)
- MOUNT SINAI HEALTH SYSTEM, INC.: /s/ Vincent Tammaro, Vincent Tammaro/Chief Financial Officer (02/21/2025)